UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2008

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On December 17, 2008, ASAT Holdings Limited (“the Company”) issued a press release announcing financial results for the first quarter of fiscal year 2009, ended July 31, 2008. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED
Date: December 17, 2008
	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated December 17, 2008, announcing financial results of the Company for the first quarter of fiscal year 2009, ended July 31, 2008.

Exhibit 99.1

ASAT Holdings Announces Financial Results For The

First Quarter of Fiscal Year 2009

Announces Preliminary Second Quarter Revenue

HONG KONG and MILPITAS, Calif., – December 17, 2008 – ASAT Holdings Limited (ASTTY.OB), a global provider of semiconductor package design, assembly and test services, today announced financial results for the first quarter of fiscal 2009, ended July 31, 2008.

Revenue for the first quarter of fiscal 2009 was $47.8 million, compared with $36.2 million in the previous quarter. First quarter net loss of $6.7 million, or a net loss of $0.15 per American Depositary Share (ADS), compares with a net loss of $9.1 million, or a net loss of $0.19 per ADS in the fourth quarter of fiscal 2008.

Additional First Quarter Results

•	Sales for assembly were $46.9 million

•	Sales for test were $0.9 million

•	Capital expenditures were $2.7 million

•	Cash and cash equivalents at the end of the quarter were $12.2 million

Preliminary Second Quarter Fiscal 2009 Revenue Outlook

Based on the preliminary results for the second quarter of fiscal 2009, ended October 31, 2008, the Company anticipates revenue will be down approximately 9 percent as compared to the first quarter of fiscal 2009.

ASAT cautions that its anticipated results are preliminary, based on the best information currently available and are subject to completion of preparation of the financial statements for the second quarter of fiscal 2009.

“The global financial crisis and sudden slow-down in the world economy are impacting our customers to a greater degree than they originally anticipated,” said Tung Lok Li, acting chief executive officer of ASAT Holdings Limited. “While we remain positive on the long-term prospects for ASAT and our industry, we have to remain cautious in the near-term. The current lack of visibility in the semiconductor market and potential for a prolonged economic slowdown may impact our ability to achieve our long-term plans.

“In response to this industry-wide downturn, we immediately implemented several measures throughout the Company to lower our cost structure. However, it is possible that the Company may need to implement further measures, which may include further internal reorganization and securing additional external funding to meet both our near term and long-term objectives,” said Mr. Li.

ASAT Holdings Limited Reports First Quarter of Fiscal Year 2009 Financial Results

New Financing

On October 8, 2008, the Company renewed its existing RMB150 million (Approximately US$20 million) credit facility with revised interest rate at LIBOR plus 4 percent. On December 12, 2008, ASAT secured an additional US$3 million revolving credit facility with a one-year term and interest rate at LIBOR plus a markup, which will be determined upon drawdown. This revolving credit facility will be secured by a pledge of certain equipment of the Company’s Dongguan manufacturing subsidiary. Also, on December 15, 2008, the Company amended the purchase money loan facility to extend the maturity due date of the loan principal of approximately $2.4 million payable on December 15, 2008 to March 31, 2009.

“We are pleased to have secured several new sources of financing in recent months while also extending our existing facilities. These financings provide us with appropriate levels of funding for the near-term,” said Kei Hong Chua, chief financial officer of ASAT Holdings Limited. “However we remain realistic that if the economic downturn lasts for a prolonged period it will put us in a position where we may need to secure new financing in order to have sufficient cashflows to meet our long-term operating, investing and debt servicing requirements.”

Due to the lack of visibility of the semiconductor market and the uncertainty regarding the length of the current downturn, the Company remains cautious about it cashflows and is in the process of obtaining additional financing. There can be no assurance that additional financing will be obtained. If such financing is not obtained for any reason there may be questions regarding the Company’s ability to continue as a going concern.

The Company is expected to hold a conference call at a later date when the full financial results for the October quarter are finalized. At that time management will also provide an overview of the July quarter results.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 20 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today, the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues, liquidity and financial position in our fiscal quarter, our manufacturing capacity and cost structure, our operational efficiencies, our relocation and reorganization costs, our customer retention, growth and expectations, our continuation as a going concern and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are

ASAT Holdings Limited Reports First Quarter of Fiscal Year 2009 Financial Results

cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including whether an active trading market in the Company’s ADSs will develop or be maintained on the OTC Bulletin Board or any other trading market, obtaining future financing, conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, the impact of global macroeconomic and credit conditions on our business, continued operational efficiencies, customer retention, growth and expectations, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures and the preparation of the Company’s quarterly report on Form 6-K and annual report on Form 20-F. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, our ability to obtain future financing, the risk that an active trading market in the Company’s American Depositary Shares will not develop or be maintained on the OTC Bulletin Board or any other trading market, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 30, 2008 and the section entitled “Risk Factors” in our current reports on Form 6-K filed with the United States Securities and Exchange Commission containing quarterly financial information. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

ASAT Holdings Limited Reports First Quarter of Fiscal Year 2009 Financial Results

Revenue Breakdown by Market Segment

	Three Months Ended
Market Segment	July 31, 2008 % of Revenues	April 30, 2008 % of Revenues

	(Unaudited)
Communications	46	50
Automotive/Industrial & Other	20	16
Consumer	14	14
PC/Computing	20	20

Revenue Breakdown by Region

	Three Months Ended
Region	July 31, 2008 % of Revenues	April 30, 2008 % of Revenues

	(Unaudited)
United States and Canada	91	85
Europe	2	4
Asia	7	11

Revenue Breakdown by Customer Type

	Three Months Ended
Customer Type	July 31, 2008 % of Revenues	April 30, 2008 % of Revenues

	(Unaudited)
Fabless	84	80
IDM	16	20

Summary financial data follows

ASAT Holdings Limited

Condensed Consolidated Statements of Operations

(USD in thousands, except share data)

For the three months ended July 31, 2008, April 30, 2008 and July 31, 2007

	Three Months Ended
	July 31, 2008 (Unaudited)	April 30, 2008 (Unaudited)	July 31, 2007 (Unaudited)

Sales	47,803	36,228	37,735

Cost of sales (Note A)	44,159	34,399	32,702

Gross profit	3,644	1,829	5,033

Operating expenses:
Selling, general and administrative	4,636	4,722	5,227
Research and development	423	505	512
Reorganization expenses (Note B)	—	19	132

Total operating expenses	5,059	5,246	5,871

Loss from operations	(1,415)	(3,417)	(838)
Other income/(expenses), net	101	(901)	222
Interest expense:
- amortization of deferred charges	(886)	(739)	(892)
- third parties	(4,345)	(3,943)	(4,100)

Loss before income taxes	(6,545)	(9,000)	(5,608)
Income tax expense (Note C)	(124)	(98)	(105)

Net loss	(6,669)	(9,098)	(5,713)
Other comprehensive loss:
Foreign currency translation	(2)	18	—

Comprehensive loss	(6,671)	(9,080)	(5,713)

Net loss applicable to ordinary shareholders:
Net loss	(6,669)	(9,098)	(5,713)
Preferred shares:
Cumulative preferred share dividends	(507)	(507)	(507)
Accretion of preferred shares	(421)	(37)	(362)

Net loss applicable to ordinary shareholders:	(7,597)	(9,642)	(6,582)

Basic and diluted loss per ADS:
Basic and diluted:
Net loss	(0.15)	(0.19)	(0.14)

Basic and diluted weighted average number of ADSs outstanding	50,619,692	49,722,587	46,956,590

Basic and diluted loss per ordinary share:
Basic and diluted:
Net loss	(0.01)	(0.01)	(0.01)

Basic and diluted weighted average number of ordinary shares outstanding	759,295,377	745,838,798	704,348,844

Note A:	Includes $294 thousand, $(67) thousand and $228 thousand inventory write-down/(reversal) for the three months ended July 31, 2008, April 30, 2008 and July 31, 2007, respectively.

Note B:	Includes charges of $nil, $19 thousand and $132 thousand associated with headcount reductions in the three months ended July 31, 2008, April 30, 2008 and July 31, 2007, respectively. The charge for the quarter ended April 31, 2008 was primarily related to the headcount reductions of the Company’s US employees; while the charge for the quarter ended July 31, 2007 was primarily related to the headcount reductions of the Company’s Hong Kong employees.

Note C:	The amount for the three months ended July 31, 2008 and April 30, 2008 mainly represent provision for the PRC Enterprise Income Tax and the US taxation; while the amount for the three months ended July 31, 2007 mainly represents provision for the Hong Kong Profits Tax concerning a tax dispute for the fiscal year 2000.

ASAT Holdings Limited

Condensed Consolidated Balance Sheets

(USD in thousands)

As of July 31, 2008, April 30, 2008 and July 31, 2007

	July 31, 2008 (Unaudited)	April 30, 2008 (Audited)*	July 31, 2007 (Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	12,171	6,011	9,765
Current portion of restricted cash	—	—	900
Accounts receivable, net	22,105	17,540	17,590
Inventories	17,508	15,112	13,504
Prepaid expenses and other current assets	4,720	5,138	5,411

Total current assets	56,504	43,801	47,170

Restricted cash	—	—	900
Property, plant & equipment, net	58,856	62,252	75,857
Deferred charges, net	5,624	6,367	4,931
Other non-current assets	6,257	6,223	5,067

Total assets	127,241	118,643	133,925

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Short-term bank facilities	13,371	9,392	1,331
Accounts payable	34,275	27,908	29,228
Accrued liabilities and other payable	23,084	18,915	22,781
Amount due to QPL	3,949	3,461	2,418
Current portion of capital lease obligations	26	26	1,724

Total current liabilities	74,705	59,702	57,482

Other payable, net of current portion	2,400	2,400	2,602
Long term bank facilities	—	—	2,588
Purchase money loan	9,593	9,449	8,796
9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	37	44	406

Total liabilities	236,735	221,595	221,874

Series A Redeemable Convertible Preferred Shares	3,217	2,796	6,105

Shareholders’ deficit:
Common stock	7,664	7,664	7,114
Less: Repurchase of shares at par	(71)	(71)	(71)
Additional paid-in capital	252,668	252,960	245,992
Accumulated deficits	(372,847)	(366,178)	(346,905)
Accumulated other comprehensive loss	(125)	(123)	(184)

Total shareholders’ deficit	(112,711)	(105,748)	(94,054)

Total liabilities and shareholders’ deficit	127,241	118,643	133,925

*	Extracted from the audited financial statements

ASAT Holdings Limited

Condensed Consolidated Statements of Cash Flows

(USD in thousands)

For the three months ended July 31, 2008, April 30, 2008 and July 31, 2007

	Three Months Ended
	July 31, 2008 (Unaudited)	April 30, 2008 (Unaudited)	July 31, 2007 (Unaudited)
Operating activities:
Net loss	(6,669)	(9,098)	(5,713)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property, plant and equipment	4,854	5,284	5,674
Deferred charges and debt discount	886	739	892
Loss on disposal of property, plant and equipment	7	53	2
Unrealized foreign exchange loss	73	567	82
Amortization of stock-based compensation	129	77	282
Amortization of warrant compensation	—	832	—

Changes in operating assets and liabilities:
Accounts receivable, net	(4,565)	965	114
Restricted cash	—	900	—
Inventories	(2,396)	486	(120)
Prepaid expenses and other current assets	418	(29)	(240)
Other non-current assets	(34)	(462)	(59)
Accounts payable	7,603	(2,013)	2,327
Accrued liabilities and other payable	4,170	(2,375)	336
Amount due to QPL	488	(851)	(114)
Other payable, net of current portion	—	—	516

Net cash provided by (used in) operating activities	4,964	(4,925)	3,979

Investing activities:
Proceeds from disposal of property, plant and equipment	—	700	—
Acquisition of property, plant and equipment	2,723	(2,036)	(1,089)

Net cash used in investing activities	2,723	(1,336)	(1,089)

Financing activities:
Repayment of short-term bank loan	(11,088)	(3,390)	—
Proceeds from draw down of new loan	14,988	3,390	—
Repayment of capital lease obligations	(7)	(4)	(450)

Net cash provided by (used in) financing activities	3,893	(4)	(450)

Net increase (decrease) in cash and cash equivalents	6,134	(6,265)	2,440
Cash and cash equivalents at beginning of period	6,011	12,264	7,325
Effects of foreign exchange rates change	26	12	—

Cash and cash equivalents at end of period	12,171	6,011	9,765

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	148	7,129	86
Income taxes	659	289	172
Settlement of Capital Lease payable against deposit placed	—	1,570	—